Exhibit 99.3

DUNDEE CORPORATION REPORTS
SECOND QUARTER 2009 RESULTS
FOR IMMEDIATE RELEASE

Toronto, August 10, 2009 – Dundee Corporation (TSX: DC.A and DC.PR.A) (“Dundee” or the “Company”) is pleased to announce that it has posted its financial results and Management’s Discussion and Analysis for the quarter ended June 30, 2009 on its website www.dundeecorporation.com and the System for Electronic Document Analysis and Retrieval (“SEDAR”).

Of particular interest is the recent consolidated performance that emanates from our subsidiary, DundeeWealth Inc. which ended the quarter with $29.8 billion of assets under management, down only 5% from the same period in 2008.  DundeeWealth has increased its carrying value of its ABCP portfolio by $46.0 million, and has reduced its debt by 43% or $73.0 million.  During the first half of 2009, DundeeWealth reduced SG&A costs by $23.3 million compared to the same period in the prior year. Dynamic continues to lead the Canadian industry in net sales of long term mutual fund assets and has recently launched five Dynamic Funds in the United States.

Similarly, Dundee Realty Corporation, our real estate subsidiary, had an excellent quarter during a difficult but an improving market for real estate activities in Canada.  Sales of housing lots, land, and condominiums are all running ahead of that budgeted by management.  Dundee Realty’s balance sheet has also been deleveraged, by paying down its operating line debt from its peak of $103.9 million to $62.4 million, along with a further $25.0 million reduction in other debt.

Dundee’s resource operations and investments are currently under review to eliminate any potential future conflicts as we prepare for the launch of, and our role as advisors to, the Dundee Global Resource L.P., to which we have committed to provide a $200 million drawdown subscription.

Our overall EBITDA for the six months ended June 30, 2009 as compared to the same period in 2008 amounts to $87.0 million for 2009 and $117.1 million in 2008.  Net earnings per share were $0.29 in 2009 as compared to a net loss of $0.13 per share in 2008.

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect approximately $64 billion under management and administration.  Its domestic wealth management activities are carried out through its 62% controlled subsidiary, DundeeWealth Inc.  Dundee Corporation’s real estate activities are conducted through its 74% owned subsidiary, Dundee Realty Corporation, which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited. Asset management activities are carried out through Ravensden Asset Management Inc. and Dundee Real Estate Asset Management (“DREAM”).

FOR FURTHER INFORMATION PLEASE CONTACT:

Ned Goodman
President and Chief Executive Officer
Dundee Corporation
(416) 365-5665

Lucie Presot
Vice President and
Chief Financial Officer
Dundee Corporation
(416) 365-5157